

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2012

Via E-mail
Steven J. Hartman
Chief Executive Officer
Incapital Trust Products LLC
Capitol Office Center
3422 Old Capitol Trail #188
Wilmington, DE 19808

> **Re: Incapital Trust Products LLC**
> **Registration Statement on Form S-3**
> **Filed December 19, 2011**
> **File No. 333-178604**

Dear Mr. Hartman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that a form of prospectus supplement was not filed with your registration statement and that the base prospectus refers to information that will only be provided with the prospectus supplement. As noted in our comments throughout this letter, certain transaction specific information may be required so that we may confirm compliance with Regulation AB disclosure requirements. In the next amendment, please include, to the extent practicable, bracketed language showing both where you plan to include information in the prospectus supplement and what the substance of that information will be in terms of compliance with Regulation AB. We believe this will not only enable us to better review your shelf filing but that it will also make it less likely that any form required information will not be inadvertently omitted. In some cases, additional disclosure in the base prospectus may also be appropriate.

2. Please also provide us with drafts of the underlying transaction documents with your next amendment of the filing.

3. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I(A)(4) of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

4. We note your disclosure on page 2 that if any information described in this prospectus is inconsistent from any of the information in the prospectus supplement, you should rely on information provided in the prospectus supplement. Only disclosure that is unknown or not reasonably available may be omitted from the prospectus. The prospectus supplement should not contradict the prospectus disclosure. Please revise accordingly.

5. We note your statement that the prospectus supplement may "otherwise" provide additional structural features or information regarding structural features. However, to the extent structural features are added that are not contemplated by the base prospectus, providing such features by prospectus supplement is not appropriate. Please supplementally confirm to us that you understand such features can only be added by a post-effective amendment or a new registration statement and revise the statement and the base prospectus to provide for any and structural features that are reasonably contemplated to be included in a takedown.

6. We note on the cover page of the prospectus that the certificates will be rated in one of the investment grade categories by one or more of the nationally recognized statistical rating organizations; however, we also note, for example, on page 7 of the prospectus summary that you state the certificates may be rated by one or more of the nationally recognized statistical rating organizations at the time of issuance. Please revise to clarify these statements throughout the prospectus or explain to us how you satisfy General Instruction I(B)(5)(a)(1) of Form S-3.

Cover Page

7. We note your disclosure that each trust may "periodically issue" pass-through trust certificates in one or more series with one or more classes and "will own" a security or pool of securities. While this description could describe a master trust and/or a series trust vehicle, it does not appear that the base prospectus contemplates such a structure. Please revise to clarify the structure of the transaction. Refer to the discussion in Section III.A.2.c of Release No. 33-8518. We may have further comment.

8. As noted above, you should file the form of prospectus supplement with the next amendment. The form of prospectus supplement should include bracketed language indicating that you will disclose in the cover page or forepart of the prospectus:

   - the name of the issuing entity when known.
   - the aggregate principal amount of all securities offered and the principal amount of each class of securities offered.
   - the interest rate or specified rate of return of each class of security offered. To the extent that there is no specified rate of return, please disclose that fact.
   - the distribution frequency and first expected distribution date for the certificates.
   - any credit enhancement or other support for the transaction and any credit enhancement or support provider referenced in Item 1114(b) or Item 1115 of Regulation AB.

   Refer to Item 1102 of Regulation AB.

Prospectus Summary

What assets will each trust hold?, page 3

9. Please expand your disclosure at page four to state whether you intend to diversify each trust series at inception so that no more than 10% of its respective assets will be comprised of underlying securities of a single issuer. Assuming you intend to diversify each trust series, please provide additional disclosure describing how such diversification impacts retail investors.

10. We also note your disclosure that certain assets of each trust will be acquired either directly from the underlying issuer or its affiliates or pursuant to any distribution by or agreement with the underlying issuer or affiliates. Given this disclosure, you do not appear to meet the conditions of Rule 190 under the Securities Act and therefore we believe that such underlying securities must be concurrently registered. Please revise to disclose how you intend to meet your registration, disclosure and prospectus delivery obligations under Rule 190. Refer to Section III.A.6 of Release No. 33-8518.

11. We note that interest rate and currency swaps may be deposited in the trust for a series of certificates. Please explain to us why you would not be considered a commodity pool operator, as defined in Section 1a(5) of the Commodity Exchange Act.

12. Please expand your disclosures to further describe the "structured securities" that may be included in each series of trust certificates.

<u>What denominations will the trust certificates be issued in?, page 5</u>

13. Please tell us whether the selling price of each trust certificate will vary from series to series, and if so, the approximate dollar range in which you intend to offer the certificates.

14. Please revise the prospectus summary (or include bracketed disclosure in the prospectus supplement, if appropriate) to identify and provide disclosure regarding all participants in the transaction. In particular, we note that that the trustee has not been identified. Refer to Item 1103(a)(1).

15. While you specify what payments that the certificate holders will be entitled to receive, please revise the prospectus summary to clarify the distribution frequency for each class of certificates and the expected final and final scheduled maturity or principal distribution dates. Refer to Item 1103(a)(3)(iii) and (v) of Regulation AB.

16. Please state the interest rate or rate of return on each class of securities being offered given that the rates were not disclosed in full on the prospectus cover page. Refer to Item 1103(a)(3)(ii).

17. We note your identification of credit enhancement and support; please also identify any enhancement provider referenced in Item 1114(b) and 1115 of Regulation AB. Additionally, please summarize how losses not covered by credit enhancement or support will be allocated to the securities.

18. We encourage you, in the appropriate place, to provide graphic illustration(s) to illustrate the relationship among the parties, the structure of the securities being offered, and any other material features of the transaction.

<u>How will the trusts and trust certificates be treated for U.S. federal income tax purposes?, page 7</u>

19. We note your statement that you "anticipate" filing for each series of trust certificates a current report on Form 8-K containing an opinion of counsel that states that the trust will constitute a grantor trust for U.S. federal income tax purposes. Please revise your disclosure here and throughout as appropriate to replace the disclosure with an undertaking to file as an exhibit in a post-effective amendment or on Form 8-K an updated tax opinion and related consent for each series of trust certificates issued.

<u>Risk Factors, page 8</u>

20. We note on page 9 of the prospectus that you disclose that certificate holders will have limited recourse. In particular, you state that "[w]e do not have, and do not expect in the future to have, any assets with which to satisfy any claim arising from a breach of any representation or warranty." We also note that on page 54 that you state "[u]pon a breach

of any of our representations that materially and adversely affects the interests of the certificateholders, we will be obligated to cure the breach in all material respects." The disclosures on one page seem inconsistent with the disclosures on the other. Please revise as appropriate.

You should evaluate information about each issuer of the underlying securities, including the accompanying prospectus, the prospectus supplement, or other offering documents and the information incorporated by reference in those documents, page 14

21. Please revise to explain what you mean by "concentrated underlying securities" rather than refer to a defined term.

22. We note above that you state that no more than 10% of its respective assets will be comprised of underlying securities of a single issuer. Consider whether additional risks should be added. For example, if most of the underlying securities will not be concentrated underlying securities, information regarding the issuer may not be available. Also, please tell us supplementally whether other issuers of the same asset class have the same diversity of assets. To the extent that other issuers do not offer comparable diversity, consider adding disclosure on this and tell us whether additional risks may be involved in an investment in the securities.

The Depositor and Sponsor, page 18

23. Please describe more fully the depositor's securitization program, and state how long the depositor has been engaged in the securitization of assets. As stated in Item 1104(c) of Regulation AB, the description must include, to the extent material, "a general discussion of the sponsor's experience in securitizing assets of any type as well as a more detailed discussion of the sponsor's experience in and overall procedures for originating or acquiring and securitizing assets of the type included in the current transaction."

Description of the Underlying Securities and Other Assets Deposited in the Trust, page 22

General, page 22

24. We note on page 6 that you as the depositor will select and purchase the underlying securities to be deposited into the trust. We also note on page 22 that you state that "securities are considered for selection and deposit with a trust if they meet the criteria for pool assets…." Please describe the method and the criteria by which pool assets will be selected for the transaction. Refer to Item 1111(a)(4) of Regulation AB.

25. Please revise here or in bracketed language in your prospectus supplement indicating that you will perform the review required by new Rule 193 under the Securities Act and provide the disclosure required by Items 1111(a)(7) and (8) of Regulation AB, as applicable.

26. We note that the trust will include structured securities. The material features of these assets, including any credit enhancements, should be included in prospectus. Please disclose whether the structured securities will based on swaps. To that extent, provide us with your analysis how despite including such securities in the asset pool, the certificates would meet the definition of asset-backed security in Section III.A.2 in Release No. 33-8518.

Description of Certain Derivative Instruments, page 23

27. For the derivative instruments specified in the base prospectus, please include bracketed disclosure in the prospectus supplement of whether the significant percentage is less than 10%, at least 10% but less than 20%, or 20% or more. Refer to Item 1115(a)(4).

28. Please also include bracketed disclosure regarding financial information if the aggregate significance percentage is 10% or more. Refer to Item 1115(b).

29. Additionally, with respect to linking payments on the securities to changes in cash settled exchange traded or OTC options, please note that payments on securities based on the value of an equity or commodity would not meet the definition of an asset-backed security under Regulation AB. Refer to Item 1101(c)(1) of Regulation AB and the discussion of the definition of asset-backed security in Section III.A.2 in Release No. 33-8518. Please delete the referenced assets. In the alternative, provide an analysis to explain how including such referenced assets would meet the definition of an asset-backed security under Regulation AB. Provide additional disclosure and tell us how the options will interact with the overall structure of the transaction, such as whether the options will relate to the underlying securities, if applicable. What types of options will be included? Will call options be included? If so, how do those assets by their terms convert to cash?

30. Please confirm that you will not include in the asset pool any derivative agreement that could be used to synthetically create a non-ABS product whose payment would be based primarily by reference to something other than the performance of receivables or other financial assets in the asset pool.

31. We note your disclosure stating that certain other assets may be deposited in the trust for each series of certificates and that such assets may include derivative instruments. We also note that such assets will be described in the respective prospectus supplement. Please explain to us if the derivative instruments deposited in the trust can be replaced or exchanged throughout the term of the series.

Eligibility, page 24

32. We note that you indicate that for further information, regarding the availability of information about the underlying securities issuers, to see the risk factors disclosing that if public information regarding the underlying securities issuer is not available, the investor's ability to make an informed decision about the trust certificates may be impaired. We were unable to locate this risk factor. Therefore, please revise your risk factors to include it.

33. We again note that certain assets will be purchased from the underlying issuer or its affiliates or pursuant to any distribution by or agreement with the underlying issuer or affiliates. Pursuant to Item 1100(c), please revise the disclosure on pages 24 and 25 to confirm that where audited financial information will not be provided (where an issuer of the underlying securities constitutes a significant obligor), neither the third party nor any of its affiliates has had a direct or indirect agreement, arrangement, relationship, or understanding, written or otherwise, relating to the asset-backed securities transaction, and neither the third party nor any of its affiliates is an affiliate of the sponsor, depositor or issuing entity or underwriter of the asset-backed securities transaction.

Credit Support, page 28

34. We note that you will provide information with respect to the obligors of each element, including financial information with respect to any obligor providing credit support for 20% or more of the aggregate principal amount of the class. Please revise to clarify that you will also provide certain financial information as required by Item 1114(b)(2)(i) for any obligor that is liable or contingently liable to provide payments representing 10% or more, but less than 20%, of the cash flow supporting any offered class.

Description of the Trust Certificates, page 32

Distributions, page 34

35. We note on page 37 of the prospectus that the prospectus supplement will designate the base rate(s) to determine the distribution rate for the floating rate certificates. Moreover, we note that another base rate may be used "based on an index customarily used to measure interest in debt transactions (which may be based on, among other things, one or more market indices or interests and/or other payments (whether scheduled or otherwise) paid, accrued or available with respect to a designated asset, pool of assets or type of assets)." Please note that the only indices permitted under the definition of an asset-backed security are indices similar to those involved in an interest rate swap or a currency swap. Refer to Section III.A.2. of the Adopting Release for Regulation AB (Release Nos. 33-8518; 34-50905). Please revise the catch-all to indicate that only permitted indices will be included and that other indices such as equity or commodity indices would not be included.

Optional Exchange, page 45; Call Rights, page 46

36. We note your disclosure regarding the optional exchange right and the call rights on pages 45 to 47. Please provide us with your legal analysis to support how the optional exchange and call rights meet the requirements of Rule 3a-7 under the Investment Company Act.

Description of the Trust Agreement, page 54

Certain Matters Regarding the Trustee, page 56

37. Please describe to what extent the trustee has had prior experience serving as a trustee for asset-backed securities transactions involving similar pool assets, if applicable, pursuant to Item 1109(b) of Regulation AB.

Reports in Relation to the Trust Certificates, page 64

38. We note on page 64 that you will file distribution reports on Form 10-D, annual reports on Form 10-K, and additional periodic reports with the Commission. However, we also note that you have not included any disclosure whether these reports will be available on a Web site of a specified transaction party as required by Item 1118(c). Please revise accordingly or explain to us supplementally how you are in compliance with Item 1118(c).

Item 16., Exhibits, page II-1

39. We note that the legal opinions will be filed by amendment. We may have further comment once such opinions are filed.

Signature Page

40. Please revise the signature page to include at least a majority of the depositor's board of directors or persons performing similar functions or explain why such revisions are not needed. Refer to General Instruction V.B. for Form S-3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have any questions regarding these comments, you may contact Hughes Bates at (202) 551-3731 or me at (202) 551-3850.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief

cc: Anna T. Pinedo
        Morrison & Foerster LLP